

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HobbyDB Corp.
Boulder, Colorado

We have reviewed the accompanying financial statements of HobbyDB Corp. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 8, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 155,950	$ 110,174
Inventory	5,415	6,023
Notes Receivable	34,781	41,513
TOTAL CURRENT ASSETS	196,147	157,710
NON-CURRENT ASSETS		
Equipment	10,445	10,445
Accumulated Depreciation	(9,842)	(8,639)
Intangibles	243,900	213,500
Accumulated Amortization	(24,270)	(8,309)
Security Deposits	11,898	10,060
TOTAL NON-CURRENT ASSETS	232,131	217,057
TOTAL ASSETS	428,277	374,767
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	35,664	41,243
TOTAL CURRENT LIABILITIES	35,664	41,243
NON-CURRENT LIABILITIES		
Deposits from Tenants	8,626	5,475
Convertible Note Payable	-	394,000
Related Party Loan	124,352	-
TOTAL LIABILITIES	168,642	440,718
SHAREHOLDERS' EQUITY		
Common Stock (18,000,000 shares authorized; 5,681,289 issued and outstanding; $.001 par value)	5,681	5,681
Preferred Stock (7,500,000 authorized, 6,750,000 issued and outstanding; $.001 par value)	6,750	6,322
Additional Paid in Capital	4,064,803	3,016,011
Retained Earnings (Deficit)	(3,817,597)	(3,093,965)
TOTAL SHAREHOLDERS' EQUITY	259,637	(65,951)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 428,277	$ 374,767

Reviewed- See accompanying notes.

HOBBYDB CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 313,961	$ 161,776
Cost of Goods Sold	(31,923)	(31,774)
Gross Profit	282,038	130,002
Operating Expense		
Salaries & Wages	720,054	548,970
General & Adminstrative	134,479	241,008
Selling & Marketing	58,916	73,754
Legal & Professional	49,818	52,794
Amortization	15,961	7,892
Depreciation	1,203	1,203
Rent	74,970	68,640
	1,055,401	994,261
Net Income from Operations	(773,363)	(864,259)
Other Income (Expense)		
Interest Expense	(29,540)	(59,292)
State and Local Tax	(2,448)	(10)
Rent Income	76,490	39,676
Other Income	-	2,335
Net Income	$ (728,861)	$ (881,550)

HOBBYDB CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (728,861)	$ (881,550)
Amortization	15,961	7,892
Change in Notes Receivable	6,732	(13,371)
Change in Deposits from Tenants	3,151	2,450
Depreciation	1,203	1,203
Change in Inventory	608	(6,023)
Change in Security Deposits	(1,838)	(5,260)
Change in Accounts Payable	(5,579)	(8,333)
Net Cash Flows From Operating Activities	(708,623)	(902,992)
Cash Flows From Investing Activities		
Purchase of Intangible Assets	(30,400)	(105,080)
Net Cash Flows From Investing Activities	(30,400)	(105,080)
Cash Flows From Financing Activities		
Changes in Additional Paid In Capital	1,048,792	2,928,692
Changes in Related Party Loan	124,352	-
Issuance of Preferred Stock	428	6,322
Changes in Convertible Notes Payable	(394,000)	(1,919,649)
Retained Earnings Adjustment	5,230	(44)
Net Cash Flows From Investing Activities	784,801	1,015,321
Cash at Beginning of Period	110,174	102,925
Net Increase (Decrease) In Cash	45,778	7,249
Cash at End of Period	$ 155,950	$ 110,174

HOBBYDB CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	Common Stock		Preferred Stock		Additional Paid	Retained Earnings	Total Stockholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016	5,681,289	$ 5,681	-	$ -	$ 87,319	$ (2,212,416)	$ (2,119,416)
Issuance of Stock	-	-	6,322,000	6,322	2,928,692	-	2,935,014
Net Income							(881,550)
Balance at December 31, 2017	5,681,289	$ 5,681	6,322,000	$ 6,322	$ 3,016,011	$ (2,212,416)	$ (65,951)
Issuance of Stock	-	-	427,820	428	1,048,792	-	1,049,220
Retained Earnings Adjustment						5,230	5,230
Net Income							(728,861)
Balance at December 31, 2018	5,681,289	$ 5,681	6,749,820	$ 6,750	$ 4,064,803	$ (2,212,416)	$ 259,637

HOBBYDB CORP.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

September 8, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HobbyDB Corp. ("the Company") is a corporation organized under the laws of Delaware. The Company is a digital platform that allow patrons to buy and sell collector's items.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2017 and 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Regulation CF offering or through existing shareholders. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

_____

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible Assets include various websites and a number of social media accounts purchased from third parties. These assets are amortized on a straight-line basis over management's estimate of each asset's useful life.

The Company owns the rights for certain intellectual property contributed by Christian Braun and Christopher Caruk that has not been recognized on the balance sheet. The intellectual property laid the foundation of the Company's technology, which the Company has built on since 2013. Christian Braun is a member of the Company's management team and Christopher Caruk is a shareholder of the Company.

Inventory

The Company values inventory at the lower of historic cost or market value.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires on the last day of the sixth full month after written notice is provided to the lessor. Starting January 2019, the monthly rent payment amounts to $5,949 and will increase by 4% per year after. Total annual monthly payments in 2019 will amount to approximately $71,386.

The Company subleases a portion of its office space to others. The Company has multiple tenants on a month-to-month basis. Monthly payments received per tenant range from $275-$285.

Notes Receivable

In 2015, the Company loaned $34,000 to a third party that uses the Company's platform. The loan bears no interest and the debtor will make monthly payments in the amount of 10%-30% of monthly sales until the loan in paid in full.

In 2017, the Company loaned approximately $32,000 to a third party that uses the Company's platform. The loan bears no interest and the debtor will make monthly payments in the amount of 17% of monthly sales until the loan in paid in full.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of December 31, 2018, the Company had 466,330 stock options outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the Company issued a note payable in exchange for $125,000 for the purpose of acquiring a website ("the Note"). The Note accrues interest at the rate of 12% per annum. The Company will make quarterly payments towards principal and interest equal to 10% of quarterly net income, provided that if such percentage of quarterly net income amounts less than $5,000, the Company shall make a payment of $5,000 to the lender. The note is collateralized by the assets of the Company. The Note was issued to a shareholder of the Company.

The Note has been subsequently amended to 6% per annum with monthly payments of $3,000 starting in the fourth quarter of 2019. The monthly payment will increase to $8,000 starting in 2020.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 8, 2019, the date that the financial statements were available to be issued.